Exhibit 99.1

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 27, 2023 and December 28, 2022

with Report of Independent Auditors

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 27, 2023 and December 28, 2022

Plano Office
5908 Headquarters Drive
Suite 300
Plano, Texas 75024
469.776.3610 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Rockfish Seafood Grill, Inc.

Opinion

We have audited the consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 27, 2023 and December 28, 2022, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2023 and December 28, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Plano, Texas
March 20, 2024

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED BALANCE SHEETS

	December 27, 2023	December 28, 2022
Assets
Current assets:
Cash and cash equivalents	$1,275,768	$1,150,853
Inventories	104,706	102,572
Prepaid expense and other current assets	83,321	76,673
Total current assets	1,463,795	1,330,098

Property and equipment, net	1,080,353	946,581
Other	-	34,629
Right of use asset - operating leases	5,057,340	4,221,762
Total other assets	6,137,693	5,202,972

Total Assets	$7,601,488	$6,533,070

Liabilities and Stockholder’s Deficit
Current liabilities:
Accounts payable	$737,825	$427,333
Accrued expenses and other liabilities	541,387	474,394
Operating lease liabilities, current portion	1,122,733	1,054,396
Related party debt	12,239,251	11,653,621
Related party accrued interest	4,051,124	3,841,103
Total current liabilities	18,692,320	17,450,847

Non-current liabilities:
Operating lease liabilities	4,572,473	3,813,524
Total liabilities	23,264,793	21,264,371

Commitments and Contingencies

Stockholder’s Deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares used and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(24,692,543)	(23,760,539)
Total stockholder’s deficit	(15,663,305)	(14,731,301)

Total Liabilities and Stockholder’s Deficit	$7,601,488	$6,533,070

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF OPERATION

	December 27, 2023	December 28, 2022

Restaurant revenues	$14,822,609	$15,963,561
Cost of revenues	4,387,276	5,022,476
Gross profit	10,435,333	10,941,085

Operating Cost and Expenses
Restaurant expenses	9,592,797	10,586,985
Depreciation and amortization of property and equipment and intangibles	358,251	490,810
General and administration	617,403	338,001
Total operating costs and expenses	10,568,451	11,415,796

Operating loss	(133,118)	(474,711)

Other income and expenses
Gain on extinguishment of paycheck protection program loans	-	2,000,000
Gain on Employee Retention Tax Credit	791,483	-
Other expense	(2,617)	(178,248)
Related party interest expense	(1,549,052)	(1,457,156)
Total other (expense) income	(760,186)	364,596

Provision for franchise taxes	38,700	37,250

Net loss	$(932,004)	$(147,365)

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDER’S DEFICIT
YEARS ENDED DECEMBER 27, 2023 AND DECEMBER 28, 2022

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 29, 2021	1,000	$1	$9,029,237	$(23,264,915)	$(14,235,677)
Impact of adoption of lease accounting standard	-	-	-	(348,259)	(348,259)
Net loss	-	-	-	(147,365)	(147,365)

Balance at December 28, 2022	1,000	1	9,029,237	(23,760,539)	(14,731,301)

Net loss	-	-	-	(932,004)	(932,004)

Balance at December 27, 2023	1,000	$1	$9,029,237	$(24,692,543)	$(15,663,305)

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 27, 2023	December 28, 2022
Operating Activities:
Net loss	$(932,004)	$(147,365)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	358,251	490,810
Non-cash interest expense on related party debt	1,549,052	1,457,156
Non-cash lease costs	1,048,896	1,007,991
Gain on extinguishment of Paycheck Protection Program loans	-	(2,000,000)
Loss on disposal of equipment	-	70,471
Changes in operating assets and liabilities:
Inventories	19,251	38,747
Prepaid expenses and other current assets	(28,033)	38,940
Other assets	34,629	8,560
Operating lease liabilities	(1,057,188)	(1,019,646)
Accounts payable and accrued expenses	(375,916)	(726,480)
Net cash used in operating expenses	616,938	(780,816)

Investing Activities:
Purchases of property and equipment	(492,023)	(234,888)
Net cash used in investing activities	(492,023)	(234,888)

Net increase (decrease) in cash and cash equivalents	124,915	(1,015,704)

Cash and cash equivalents, beginning of year	1,150,853	2,166,557

Cash and cash equivalents, end of year	$1,275,768	$1,150,853

Supplemental cash flow information:
Cash paid during the year for interest	$753,401	$551,024

Supplemental disclosure of non-cash information:
Right of use asset assumed through lease liabilities	$1,466,152	$4,810,606

Lease assumed through lease liabilities	$1,466,152	$5,457,719

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 27, 2023 AND DECEMBER 28, 2022

A. Nature of Operations and Summary of Significant Accounting Policies Nature of Operations

Rockfish Seafood Grill, Inc., is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC. on July 28, 2008. Rockfish Seafood Grill Inc. owns 100% of Rockfish Beverage Corporation, Inc. (collectively, the “Company”). The Company operated 7 and 10 restaurants in Texas under the name of Rockfish Seafood Grill as of December 27, 2023 and December 28, 2022, respectively. Rockfish Seafood Grill, Inc. is 100% owned by Rockfish Holdings, LLC (“Parent”). The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company reports on a 52-week year. Fiscal year 2023 began on December 29, 2022 and ended December 27, 2023. Fiscal year 2022 began on December 30, 2021 and ended on December 28, 2022.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents. At December 27, 2023 and December 28, 2022, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Inventory

Inventories consist of food, beverages, and alcohol, and are stated at the lower of cost using the first-in, first-out method, or net realizable value.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and amortization. Depreciation and amortization are charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The Company capitalizes all direct costs of constructing and readying new restaurant locations as construction in progress. Once the construction is completed, the total costs are transferred to the various categories of capital assets and are amortized on a basis consistent with similar assets.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	10-15 years
Restaurant equipment	5-10 years
Furniture, fixtures, and computer equipment	3-7 years

Leases

The Company has leases for its office and restaurant spaces. A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right-of-use assets and finance lease right-of-use assets (collectively “ROU assets”) represent the Company’s right to use an underlying asset for the lease term. Operating lease liabilities and finance lease liabilities (collectively, “lease liabilities”) represent the Company’s obligation to make lease payments arising from the lease. The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases having initial terms of 12 months or less from ROU assets and lease liabilities and recognizes rent expense on a straight-line basis over the lease term. Operating leases are included in right of use asset – operating leases and operating lease liabilities on the accompanying balance sheets.

Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms for the office spaces that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate, which is based on the weighted average borrowing rate at lease inception. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain residual value guarantees, restrictions or covenants.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Leases – continued

The Company’s office and restaurant lease agreements contain lease and non-lease components, which we account for as a single lease component. For these leases, there may be variability in future lease payments as the amount of non-lease component is typically revised from one period to the next. These variable lease payments, which are primarily comprised of common area maintenance, utilities, taxes, and other related fees that are passed on from the lessor in proportion to the leased space, are recognized in operating expenses in the period in which the obligation for those payments was incurred.

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. As of December 27, 2023, all intangibles were fully amortized.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimate future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

There were no impairment indicators during the years ended December 27, 2023 or December 28, 2022, and no impairment charge was recorded.

Revenue Recognition

The Company’s revenue is primarily generated from the sale of food, beverage, and alcohol and is recognized when the product is sold as this is the point in time that control of the product transfers to the customer. Revenue is presented net of any taxes collected from customers and remitted to government entities. Customer payments are generally due at the time of sale.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification “ASC 740, Income Taxes”). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than- not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. The Company did not incur any penalties or interest during 2023 or 2022.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 27, 2023 and December 28, 2022, totaled $99,440 and $51,672, respectively, and are included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

Salaries, personnel training costs, and other expenses of opening new restaurants are charged to expense as incurred.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Adoption of New Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “standard”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Subsequently, the FASB issued several clarifying standard updates to clarify and improve the ASU. These ASUs significantly change how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model that will be based on an estimate of current expected credit loss (“CECL”). Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in Topic 326 were trade accounts receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements as the Company does not generally have trade accounts receivable in the normal course of business.

B. Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $932,000 during the year ended December 27, 2023, and $147,000 during the year ended December 28, 2022. On December 27, 2023, the Company had a working capital deficiency of approximately $16,092,000 including related party debt and accrued interest of $16,290,375. During the year ended December 27, 2023, the Company had cash flow provided by operations of $616,938.

In March 2015, the Company restated its related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018.

In June 2015, the Company restated its related party note with Princeton Capital Corporation (“Princeton”), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. The note is currently in default.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 28, 2022. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2023, Princeton extended the maturity date to December 31, 2024, and maintained the maximum balance at $2,251,000.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B. Liquidity Matters and Management’s Plans – continued

During the year ended December 27, 2023, the Company paid down prior year accrued interest and current year interest payments on both the revolving promissory note and the term note. During the year ended December 28, 2022, the Company paid all prior years PIK interest incurred and current year interest payments on the revolving promissory note.

The Company’s majority owner, Princeton, has shown continued willingness not to require repayments of debt or accrued interest. Management estimates cash on hand and cash flows from operation will provide the Company with adequate cash available to operate the business for at least 12 months from the issuance of the consolidated financial statements.

C. Property and Equipment

Property and equipment consist of the following:

	December 27,	December 28,
	2023	2022
Leasehold Improvements	$5,211,521	$5,226,827
Furniture, fixtures and computer equipment	691,316	687,110
Restaurant equipment	1,418,513	1,318,550
Construction in process	356,924	-
	7,678,274	7,232,487
Less accumulated depreciation and amortization	(6,597,921)	(6,285,906)
Property and equipment, net	$1,080,353	$946,581

Depreciation expense of property and equipment for the years ended December 27, 2023 and December 28, 2022, totaled $358,251 and $437,560, respectively.

D. Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

Tradename

	December 27,	December 28,
	2023	2022
Gross	$895,000	$895,000
Accumulated amortization	(895,000)	(895,000)
Net	$-	$-

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

D. Intangible Assets – continued

Tradename – continued

Amortization expense for the years ended December 27, 2023 and December 28, 2022, was $0 and $53,250, respectively.

E. Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amended the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note B).

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 28, 2022. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2023, Princeton extended the maturity date to December 31, 2024, and maintained the maximum balance of $2,251,000.

As of December 27, 2023, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued interest of $4,051,124 and paid in kind interest of $4,038,251 added into this note balance that matured March 31, 2018, and has not been extended.

The senior secured promissory note is due currently and classified as in default. The amount due for interest not paid in kind totaled $4,051,124 and $3,841,103 on December 27, 2023 and December 28, 2022, respectively.

F. Paycheck Protection Program Loans

On December 27, 2020, the U.S. federal government enacted the Hard-Hit Small Businesses, Nonprofits, and Venues Act (“Economic Aid Act” or “EAA”), which included provision for the Second Draw Paycheck Protection Program (“PPP2”) administered by the SBA. The PPP2 allows qualifying businesses to borrow up to $2 million calculated based on qualifying payroll costs and other criteria as prescribed in the EAA. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 16 months from the date of the loan, and prepayments may be made at any time without penalty. The loan may be forgiven, in part of whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company applied for and received a PPP2 loan in the amount of $2,000,000 on March 29, 2021. The Company has elected to account for the PPP loans in accordance with ASC 470 - Debt. As such, the outstanding PPP loan amount of $2,000,000 was reflected within debt on the accompanying balance sheet as of December 28, 2022. The Company applied for and received forgiveness by the SBA of the PPP2 loan in the amount of $2,000,000 on December 31, 2021.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

G. Stock Options

The Company issued stock options to executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met, or a change of control event occurs. As of December 28, 2022, there were 194.8052 options outstanding, all of which had vested. The value of these options at the grant date was determined to be insignificant. As of December 27, 2023, all outstanding stock options had expired.

H. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.

The temporary differences that give rise to the Company’s deferred tax assets and liabilities are approximately as follows:

	December 27,	December 28,
	2023	2022
Rent	$134,000	$136,000
Other	913,000	698,000
Property and equipment	394,000	397,000
Related party interest	1,684,000	1,518,000
Intangibles	-	42,000
Net operating loss carryforward	3,041,000	2,904,000
Net deferred tax before valuation allowance	6,166,000	5,695,000
Valuation allowance	(6,166,000)	(5,695,000)
Net deferred tax asset	$-	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 27, 2023 and December 28, 2022, were primarily caused by the decrease in the valuation allowance, which at December 27, 2023 and December 28, 2022, totaled approximately

$6,166,000 and $5,695,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance increased by approximately $471,000 from December 28, 2022 to December 27, 2023.

The Company has a federal net operating loss carryforward of approximately $14,482,000 on December 27, 2023. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

I. Accrued Expenses and Other Liabilities

Accrued expenses consist of the following:

	December 27,	December 28,
	2023	2022
Payroll and payroll related	$314,431	$347,562
Legal settlement	127,500	-
Sales and use taxes	99,456	126,832
Total	$541,387	$474,394

J. Leases

The Company has leases for its office and restaurant spaces. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms for our office spaces that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

Total operating lease costs were approximately $1,353,000 and $1,191,000 for the years ended December 27, 2023 and December 28, 2022.

The components of lease operating costs during the years ended December 27, 2023 and December 28, 2022 are as follows:

	2023	2022
Operating lease cost	$1,038,000	$985,000
Variable lease cost	295,000	85,000
Short-term lease cost	20,000	121,000
Total operating lease costs	$1,353,000	$1,191,000

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

J. Leases – continued

Maturities of operating lease liabilities as of December 27, 2023, are as follows:

2024	$1,122,733
2025	1,036,547
2026	1,054,962
2027	1,075,735
2028	648,268
Thereafter	2,870,991
Total lease payments	7,809,236
Less present value discount	(2,114,030)
Lease liabilities	$5,695,206

Weighted average lease term and discount rate as of December 27, 2023 and December 28, 2022, are as follows:

	2023	2022
Weighted average remaining lease term (years)
Operating leases	7.84	9.55
Weighted average discount rate
Operating leases	8.00%	8.00%

K. Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provision for a potential liability when it is both probably that a liability has been incurred and the amount of the loss can be reasonable estimated. As of December 27, 2023, the Company has accrued $127,500 related to legal settlements. No provision related to claims or litigation was recorded at December 28, 2022.

Vendor Concentrations

Purchases from two vendors represented approximately 76% of the Company’s cost of revenues for the years ended December 27, 2023 and December 28, 2022.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

L. Employee Retention Tax Credit

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law on March 27, 2020, and the subsequent extension of the CARES Act, the Company was eligible for a refundable employee retention tax credit (“ERC”) subject to certain criteria. The Company recognized and received payment for an ERC of approximately $791,000 during the year ended December 27, 2023, which has been recorded in other income on the consolidated statements of operation. The Company’s ERC could potentially be subject to audit by the IRS until the statute of limitations expires.

M. Subsequent Events

Subsequent events have been evaluated through March 20, 2024, the date the consolidated financial statements were available to be issued.